EXHIBIT 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a Schedule 13D, including amendments thereto, relating to the beneficial ownership of common stock of BioLife Solutions, Inc. and further agree that this Joint Filing Agreement be included as an exhibit to such joint filing.  This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: March 25th, 2014	/s/ Thomas Girschweiler Thomas Girschweiler

Dated: March 25th, 2014	TAURUS4757 GMBH By: /s/ Thomas Girschweiler Name: Thomas Girschweiler Title: Managing Partner